UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Global Diamond Exchange, Inc.

(Name of Subject Company (issuer))

Alex Cherebkov, President of Issuer

(Names of Filing Person)

Common stock

(Title of Class of Securities)

378977102

(CUSIP Number of Class of Securities)

William Haseltine, Attorney at Law

Burk & Reedy

1818 N St., N.W., Suite 400

Washington, D.C. 20036

(202) 204 5003

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Global Diamond Exchange Inc. Names Potential Suitor

New York, NY. — March 8, 2007 PRNewswire-First Call/--Global Diamond Exchange Inc. (OTC: GBDX) filed a Schedule TO with the Securities and Exchange Commission on March 7, 2007, to inform of a potential tender offer. The Suitor, Sib Almaz of Amyrskaya Oblast, selo Skovorodeno Blagoveshensky c/t Andreyskoe, Russian Federation, is currently in negotiations with Global Diamond seeking to accomplish a friendly transaction.

Management will analyze any formal offer made by this company to determine whether it is viable along with any other competing offers that may materialize in order to maximize shareholder value. A third-party fairness opinion may then be sought. This is the first stage of negotiations, and the parties are engaged in a period of due diligence. Before management of Global will accept any offer, it must assure itself that the suitor has the financial capability to consummate the deal.

In the event an agreement between the two companies is reached, an appropriate announcement will be made and the necessary forms will be filed with the SEC. The company has already informed the SEC of a potential transaction by filing the Schedule TO. In the event of a formal agreement and commencement of the offer, the company will file another, more substantive Schedule TO and state: 1) the final transaction structure including pricing and means to tender one’s shares, and 2) the disclosure needed to fulfill management responsibilities under the securities laws, ensuring that all shareholders rights and other obligations are met.

There are no guarantees at this time that a transaction will occur, just that the company has been approached for a potential takeover. Management will communicate and update shareholders through press releases when appropriate. Currently, only preliminary negotiations are in progress.

About Global Diamond Exchange:

Global Diamond Exchange originally opened their office on 2 West 46th street in the heart of the New York’s Diamond District. After several years of operation at their New York office the company decided to shut down the operation due to low pricing and soft demand in North America. The company concentrated its efforts on exporting cut diamonds from the Russia Federation and European locations. The new company has reopened its sales offices in the original building ready to take on the increased demand for fine quality diamonds.

NOTE: Safe Harbor for Forward-Looking Statements.

This press release contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 (the “Act”). In particular, when used in the preceding discussion, the words “plan,” “confident that,” “believe,” “scheduled,” “expect,” or “intend to,” and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Act and are subject to the safe harbor created by the Act. Such statements are subject to certain risks and uncertainties and actual results could differ materially from those expressed in any of the forward-looking statements. Such risks and uncertainties include, but are not limited to, the ability of the Company to complete the planned bridge financing, market conditions, the general acceptance of the Company’s products and technologies, competitive factors, timing, and other risks described in the Company’s SEC reports and filings.

Contact:

Alex Livak: 347-813-4664

Email: info@fortuneir.com

www.fortuneir.com